UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 24, 2025

COLOMBIER ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41874	98-1753949
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

214 Brazilian Avenue, Suite 200-J
Palm Beach, FL	33480
(Address of principal executive offices)	(Zip Code)

(561) 805-3588

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	CLBR.U	The New York Stock Exchange

Class A ordinary shares, par value $0.0001 per share	CLBR	The New York Stock Exchange

Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	CLBR.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is an updated investor presentation (the “Updated Investor Presentation”) of Metroplex Trading Company LLC (d/b/a GrabAGun.com), a Texas limited liability company (“GrabAGun”), that may be used by GrabAGun and by Colombier Acquisition Corp. II, a Cayman Islands exempted company (“Colombier II”), in connection with the transactions contemplated by the Business Combination Agreement described under Item 8.01 below.  The Updated Investor Presentation supersedes in all respects the earlier version of an investor presentation of GrabAGun previously furnished and attached as Exhibit 99.1 to a Current Report on Form 8-K filed by Colombier II with the United States Securities and Exchange Commission (“SEC”) on January 6, 2025.

The Updated Investor Presentation is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), except as expressly set forth by specific reference in such filing.

Item 8.01 Other Events

As previously disclosed, on January 6, 2025, Colombier II entered into a Business Combination Agreement (the “Business Combination Agreement”) with GrabAGun, GrabAGun Digital Holdings Inc., a Texas corporation, Gauge II Merger Sub LLC, a Texas limited liability company and a wholly-owned subsidiary of Pubco (“GrabAGun Merger Sub”) and, upon subsequent execution of a joinder agreement, Gauge II Merger Sub Corp., a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“Colombier Merger Sub”, and the proposed business combination contemplated by the Business Combination Agreement and related transactions, collectively, the “Business Combination”). Assuming that the proposed Business Combination is consummated (the “Closing”), GrabAGun Digital Holdings Inc. (“GrabAGun Digital” or “Pubco”) will be a public company and will carry out the business of GrabAGun. In connection with the Closing, the parties intend to apply to list Pubco shares and warrants on The New York Stock Exchange under the proposed symbols “PEW” and “PEWW”.

On March 24, 2025, Colombier II and GrabAGun jointly issued a press release (the “Press Release”) announcing (i) that certain individuals identified in the Press Release – Messrs. Donald J. Trump Jr., Colion Noir, Chris Cox, Blake Masters, and Dusty Wunderlich - are expected to be nominees to serve as members of the board of directors of GrabAGun Digital (the “Pubco Board”) immediately following the Closing, subject to approval of the related proposal to be presented at an Extraordinary General Meeting of Colombier II shareholders to be convened prior to the Closing in accordance with the terms of the Business Combination Agreement and subject to such individuals’ subsequent appointment to the Pubco Board, and (ii) that GrabAGun Digital Holdings Inc., as registrant, and GrabAGun, as co-registrant, have submitted to EDGAR, the SEC’s online portal, for filing with the SEC, a Registration Statement on Form S-4 (as may be amended or supplemented from time to time, the “Registration Statement”), which includes a preliminary proxy statement/prospectus with respect to the Business Combination.

A copy of the Press Release is filed herewith as Exhibit 99.2.

Forward-Looking Statements

The information in this Current Report on Form 8-K includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, references with respect to the anticipated benefits of the proposed Business Combination; GrabAGun’s ability to successfully execute its expansion plans and business initiatives; the sources and uses of cash of the proposed Business Combination; the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed Business Combination; and expectations related to the terms and timing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of GrabAGun’s and Colombier II’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of GrabAGun and Colombier II. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; the inability to recognize the anticipated benefits of the Business Combination; the inability of GrabAGun to maintain, and Pubco to obtain, as necessary, any permits necessary for the conduct of GrabAGun’s business, including federal firearm licenses issued pursuant to the Gun Control Act, 18 USC 921 et seq. and special occupational taxpayer stamps issued pursuant to the National Firearms Act, 26 USC 5849 et seq.; the disqualification, revocation or modification of the status of those persons designated by GrabAGun as Responsible Persons, as such term is defined in 18 U.S.C. 841(s); the ability to maintain the listing of Colombier II’s securities on a national securities exchange; the ability to obtain or maintain the listing of Pubco’s securities on the NYSE following the Business Combination; costs related to the Business Combination; changes in business, market, financial, political and legal conditions; risks relating to GrabAGun’s operations and business, including information technology and cybersecurity risks, and deterioration in relationships between GrabAGun and its employees; GrabAGun’s ability to successfully collaborate with business partners; demand for GrabAGun’s current and future offerings; risks that orders that have been placed for GrabAGun’s products are cancelled or modified; risks related to increased competition; risks that GrabAGun is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to GrabAGun’s products; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the risk that the Business Combination may not be completed in a timely manner, or at all, which may adversely affect the price of Colombier II’s securities; the risk that the Business Combination may not be completed by Colombier II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier II; the failure to satisfy the conditions to the consummation of the Business Combination; the outcome of any legal proceedings that may be instituted against GrabAGun, Colombier II, Pubco or others with respect to the proposed Business Combination and transactions contemplated thereby; the ability of GrabAGun to execute its business model; and those risk factors discussed in documents of Pubco and Colombier II filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Colombier II nor GrabAGun presently know or that Colombier II and GrabAGun currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Colombier II’s, Pubco’s and GrabAGun’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. Colombier II, Pubco and GrabAGun anticipate that subsequent events and developments will cause Colombier II’s, Pubco’s and GrabAGun’s assessments to change. However, while Colombier II, Pubco and GrabAGun may elect to update these forward-looking statements at some point in the future, Colombier II, Pubco and GrabAGun specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by Colombier II. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by U.S. federal securities laws.

Important Information About the Transactions and Where to Find It

Pubco, as registrant, and GrabAGun, as co-registrant, have filed with the SEC a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which includes a preliminary proxy statement of Colombier II and a prospectus in connection with the proposed Business Combination involving Colombier II, Pubco, Colombier Merger Sub, GrabAGun Merger Sub and GrabAGun, that is the subject of the Business Combination Agreement. The definitive proxy statement and other relevant documents will be mailed to shareholders of Colombier II as of a record date to be established for voting on Colombier II’s proposed Business Combination with GrabAGun. SHAREHOLDERS OF COLOMBIER II AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH COLOMBIER II’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT COLOMBIER II, GRABAGUN, PUBCO AND THE BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, on the SEC’s website at www.sec.gov or by directing a request to: Colombier Acquisition Corp. II, 214 Brazilian Avenue, Suite 200-J, Palm Beach, FL 33480; e-mail: colombier@icrinc.com.

Participants in the Solicitation

Pubco, Colombier II, GrabAGun, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Colombier II in connection with the Business Combination. Colombier II’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier II’s final prospectus filed with the SEC on November 20, 2023 in connection with Colombier II’s initial public offering, Colombier II’s Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on March 11, 2025 and Colombier II’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination, which may, in some cases, be different from those of shareholders generally, is set forth in the Registration Statement relating to the Business Combination. These documents can be obtained free of charge from the source indicated above.

Disclaimer

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are being filed herewith:

99.1	Investor Presentation, dated March 2025.
99.2	Press Release, dated March 24, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 24, 2025

Colombier Acquisition Corp. II

By:	/s/ Omeed Malik
Name:	Omeed Malik
Title:	Chief Executive Officer and Chairman

4